Titan Trading Analytics Inc.

18104 102 Avenue, Edmonton, Alberta T5S 1S7

Telephone: 780 930 7072 Fax: 780 930 7073

March 30, 2005                                                            TSX Venture Trading Symbol: TTA

EDMONTON – Titan Trading Analytics Inc. (“Titan” or “Company”) is pleased to announce the appointment of Margo Kaufmann of Edmonton, Alberta, to the position of Chief Financial Officer (“CFO”).

Ms. Kaufmann has over twenty five years experience in accounting and finance.  She has assisted several private and public companies with respect to budgeting, accounting, raising capital, and in the area of public relations. She is knowledgeable in all aspects of public company reporting, including financial, regulatory and compliance issues. Ms. Kaufmann is a graduate of business from the Northern Alberta Institute of Technology.

Ms. Kaufmann’s duties with Titan will include all aspects of accounting, preparation for audits, financing, and developing strategic relationships.

Titan President, Ken Powell states, “an excellent Chief Financial Officer is invaluable to any public company, and Titan is very fortunate to have Margo Kaufmann fulfill this role for the Company. Ms. Kaufmann will assist Titan in a variety of ways, using her background knowledge and expertise with respect to compliance issues both in Canada and the United States.”

For further information please contact:

Titan Trading Analytics Inc.

Ken W Powell President and CEO

780-930 7072

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.